Exhibit d.4

The Commonwealth of Massachusetts

Department of
Telecommunications and Energy



									January 31, 2000


D.T.E. 99-74

Petition of Western Massachusetts Electric Company for Approval of Asset Divestiture.



APPEARANCES:	Stephen Klionsky, Esq.
			260 Franklin Street, 21st Floor
			Boston, Massachusetts  02110

				-and-

			Cynthia Brodhead, Esq.
			P.O. Box 270
			Hartford, Connecticut  06141
				FOR:	WESTERN MASSACHUSETTS ELECTRIC
					LIGHT COMPANY
					Petitioner

			Thomas F. Reilly, Attorney General
			By:  Joseph W. Rogers
			Office of the Attorney General
			200 Portland Street
			Boston, Massachusetts  02114
					Intervenor

			Philip M. Small, Esq.
			107 Selden Street
			Berlin, Connecticut  06037

				FOR:	NORTHEAST GENERATION COMPANY
					Intervenor

			Sonja G. Shuford, Esq.
			10 Franklin Square
			New Britain, Connecticut  06051
				FOR:	CONNECTICUT DEPARTMENT OF PUBLIC
					UTILITY CONTROL-UTILITY OPERATIONS
					MANAGEMENT ANALYSIS
					Limited Participant

			Carmen D. Legato, Esq.
			Kevin C. Clayton, Esq.
			Laura M. Wilson, Esq.
			White & Case LLP
			601 Thirteenth Street, N.W.
			Suite 600 South
			Washington, D.C.  20005

				-and-

			John DeTore, Esq.
			Maribeth Ladd, Esq.
			Rubin and Rudman LLP
			50 Rowes Wharf
			Boston, Massachusetts
				FOR:	J.P. MORGAN SECURITIES, INC.
					Limited Participant

			Robert M. Granger, Esq.
			Ferriter Scobbo Caruso & Rodophele PC
			75 State Street
			Boston, Massachusetts  02108

				FOR:	MASSACHUSETTS MUNICIPAL WHOLESALE
					ELECTRIC COMPANY
					Limited Participant


I.	INTRODUCTION

	On August 13, 1999, Western Massachusetts Electric Company ("WMECO" or "Company") filed a petition with the Department of Telecommunications and Energy ("Department") for approval to divest several non-nuclear generating facilities. Specifically, WMECo proposes to sell its portion of the Northfield Mountain pumped storage generating facility ("Northfield Mountain"), Turner Falls No. 1 ("Turners Falls") and Cabot ("Cabot")
("Related Facilities" or "Assets") to its affiliate, Northeast Generation
Company ("NGC")1   WMECo also asks the Department to find that the Assets are eligible for exempt wholesale generator ("EWG") status in accordance with 15 U.S.C. Section 79-5a. 2

_________________________________________
1. NGC is an unregulated subsidiary of NU Enterprises, Inc., which is a wholly-owned unregulated subsidiary of Northeast Utilities. WMECo is a wholly-owned operating subsidiary of Northeast Utilities. WMECo is a wholly-owned operating subsidiary of Northeast Utilities (Petition at 3).

2. As detailed below, without exempt wholesale generator status, the purchaser of the assets would be required to operate the facilities as a single integrated utility system, and be subjected to constraints on the
	scope and nature of their operations (Exh. DTE 1-4).

On September 27, 1999 and October 18, 1999, the Department held public hearings in Boston and Springfield, respectively, to afford interested persons an opportunity to be heard. An evidentiary hearing was conducted on October 21, 1999.3

__________________________________________
3. All cites to transcripts refer to the evidentiary hearing.


     The Attorney General of the Commonwealth ("Attorney General") intervened as of right, pursuant to G.L. c. 12, Section 11E. The Department granted NGC's petition to intervene, and afforded limited participant status to J.P. Morgan Securities, Inc. ("J.P. Morgan"), the Utility and Operations Management Analysis unit ("UOMA") of the Connecticut Department of Public Utility Control ("DPUC"), and Massachusetts Municipal Wholesale Electric Company.

 	On January 11, 2000, the Hearing Officer granted UOMA and J.P. Morgan's Motion for Protective Treatment ("Motion") allowing specific discovery responses and testimony to be afforded confidential status.4 This Motion supersedes all other motions for protective treatment filed by UOMA and J.P. Morgan.

_________________________________
4. In addition to the exhibits entered into evidence at the conclusion of the evidentiary hearing, the Department, on its own Motion, admits the following
proprietary exhibits into evidence:  AG 1-3; AG 1-4; 	AG1-10(a); AG 1-15; AG
1-27; AG 1-40(b)(c)(e); AG 1-41(b); AG 1-44(a)(b)(c)(e)(f)(g); AG 1-51; AG 1-
52(a)(b); AG 1-53; AG 1-83; AG 1-86(b); AG 2-4; AG 2-12; AG 2-13(a)(b)(c); AG
2-14; AG 2-15; AG 2-	16; AG 2-17; DTE 1-24; DTE 1-27; DTE 1-29; DTE 1-30;
and, the unredacted version of Paul Dabbar's supplemental direct testimony (JPM-2(P)).

	The redacted version of Mr. Dabbar's supplemental direct testimony and Mr. Corey's testimony will be marked as JPM-2and UOMA-1, respectively.


      In support of its filing, WMECo submitted the testimony of John B. Keane, Northeast Utilities Service Company's ("NUSCo") vice president for administration;5 Michael J. Mahoney, NUSCo's director of revenue requirements; and Michael C. Finnegan, J.P. Morgan's managing director. Additionally, J. P. Morgan and UOMA submitted the supplemental testimony of Paul Corey, executive director of the DPUC, and director of UOMA; and Paul M. Dabbar, an associate at J.P. Morgan

____________________________________
5. NUSCO provides management and other services to WMECo and related companies in the Northeast Utilities System (Exh. WMECo-3, at 1).


II.  STANDARD OF REVIEW

	The Legislature has vested broad authority in the Department to regulate the ownership and operation of electric utilities in the Commonwealth. See, e.g., G.L. c. 164, Section 76; D.P.U./D.T.E. 97-111, at 17. The
Department's authority was most recently augmented by the Restructuring Act,
G.L. c. 164, Section 1 et seq.6   See Boston Edison Company, D.P.U./D.T.E.
96-23, at 9 (1998). The Restructuring Act requires that each electric company organized under the provisions of Chapter 164 file a plan for restructuring its operations to allow for the introduction of retail competition in generation supply in accordance with the provisions of Chapter 164, G.L. c. 164, Section 1A(a). Among other things, the Restructuring Act requires that all restructuring plans contain a detailed accounting of the company's transition costs and a description of the strategy to mitigate those transition costs. Id. One possible mitigation strategy is the divestiture of a company's generating units. G.L. c. 164, Section 1.

___________________________________________
6.  An Act Relative to Restructuring the Electric Utility Industry in the
Commonwealth, Regulating the 	Provisions of Electricity and Other Services
and Promoting Enhanced Consumer Protections (the 	"Restructuring Act").  The
Department previously approved WMECo's Restructuring Plan.  Western
Massachusetts Electric Company, D.T.E. 97-120 (1998).


        In reviewing a company's proposal to divest its generating units, the Department considers the consistency of the proposed transactions with the company's restructuring plan, or in some cases the company's restructuring settlement, and the Restructuring Act. A divestiture transaction will be determined to be consistent with the company's restructuring plan or settlement and the Restructuring Act if the company demonstrates to the Department that the "sale process is equitable and maximizes the value of the existing generation facilities being sold." G.L. c. 164, Section 1A(b)(1).
A sale process will be deemed both equitable and structured to maximize the value of the existing generation facilities being sold, if the company establishes that it used a "competitive auction or sale" that ensured "complete, uninhibited, non-discriminatory access to all data and information by any and all interested parties seeking to participate in such auction or sale." G.L. c. 164, Section 1A(b)(2).

	The Restructuring Act provides that all proceeds from any such divestiture of generating facilities "that inure to the benefit of ratepayers, shall be applied to reduce the amount of the selling company's transition costs." G.L. c. 164, Section 1A(b)(3). Where the Department has approved a company's restructuring plan or settlement as consistent or substantially complaint with the Restructuring Act, the Department will approve a company's proposed ratemaking treatment of any divestiture proceeds if the company's proposal is consistent with the company's approved restructuring plan or settlement


III.  DESCRIPTION OF ASSET DIVESTITURE

A.  Overview

     WMECo has proposed to divest 272.1 megawatts ("MW") of hydroelectric generating assets. Specifically, WMECo seeks the Department's approval to sell; (1) its 19 percent interest in Northfield Mountain; and (2) its 100 percent interest in the Cabot and Turners Falls hydroelectric stations.7 Cabot and Turners Falls are operationally interrelated with Northfield Mountain (Exh. WMECo-1 at 3). The Company states that it offered Northfield Mountain and the Related Facilities for sale through an open and competitive
auction conducted by J.P. Morgan on behalf of the DPUC (id.).8   The DPUC
delegated several members of their staff to serve on the UOMA team and to supervise J.P. Morgan (id.).

_______________________________________
7. WMECo's proposed sale was combined with the offer by Connecticut Light and Power Company to sell 81 percent of its interest in Northfield Mountain and certain other assets to NGC (Exh. WMECo-1, at 3).

8. In Connecticut, the DPUC is charged with conducting the auctions that lead to divestiture of assets pursuant to Connecticut Public Act 98-28, An Act
Concerning Electric Restructuring (Conn. Gen. Stat. Section	16-224f).  J.P.
Morgan was contracted by the DPUC to conduct the auction on its behalf (Petition at 5).


       The sale is documented in several agreements entered into by WMECo and NGC. WMECo requests that the Department approve the following agreements:
(1) Purchase and Sale ("PSA"); (2) Interconnection and Operation; (3) Assignment and Assumption; (4) Asset Demarcation; (5) Generation and Support Services; and (6) Property Tax (id. At 7).

	B.	Description of The Divestiture Process

      WMECo states that it offered Northfield Mountain and the Related Facilities in conjunction with Connecticut Light and Power's ("CL&P") majority interest in Northfield Mountain,9 in a public auction conducted pursuant to Connecticut law (Exh. WMECo-1, at 5). Together, CL&P offered to sell 3,564 MW of generation assets located in Massachusetts and Connecticut
(id. At 7).10   To prevent an affiliate from receiving any undue advantage in the auction process, the Connecticut Restructuring Act required the appointment of an auction agent unrelated to the selling company (Exh. JPM-1, at 3). J.P. Morgan was selected as the auction agent after a competitive
solicitation was conducted by the DPUC (id.).11   Under UOMA's supervision,
J.P. Morgan: (1) developed a strategy for the sale; (2) assisted in the production of the descriptive memorandum and related marketing materials; (3) formulated and contacted a list of potential interested parties; (4) coordinated management presentations, site visits, responses to bidders' due diligence questions and legal activities; and (5) prepared bid evaluations for each round of bids (id., at 60).

_________________________________________
9. CL&P is a wholly-owned operating subsidiary of NU.

10. Cabot and Turners Falls operate under a single FERC license and are connected with Northfield Mountain because of the operational synergies between the facilities and the FERC license (Exh. WEMCo-2, at 9; Tr. At 68-69).

 11. Although J.P. Morgan acted as an independent auction agent for the DPUC, not as an agent for WMECo, the Assets are sold pursuant to the auction conducted for Connecticut Light & Power Company (Tr. 1, at 57).


     J.P. Morgan notes that NUSCo employees were segregated into buy and sell teams which were required to abide by a code of conduct established by the
DPUC (Exhs. AG-1-58; AG-1-59; WMECo-2, Schedule JBK-2, at 2).12   This code
of conduct was necessary to prevent an affiliate from gaining an unfair advantage in the bidding process (Exh. AG 1-63; JPM-2 at 9).

____________________________________
12. The duties of the sell team were to (1) manage the document center established by NU; (2) facilitate bidder due diligence investigations; (3) conduct orientation presentations; (4) provide guides for site visits; and
(6) respond to bidder inquiries (Exh. WMECo-2, at 7).

    Also, by structuring the auction so that the sell team could not exercise any control over the terms and conditions of the sale for the benefit of the buy team, J.P. Morgan states that an arms-length relationship between the two teams was established (id.) Moreover, J.P. Morgan explains that to avoid the differences in income tax laws between a sale to affiliates as opposed to nonaffiliates, J.P. Morgan instructed bidders that the basis for selection would be, in addition to other non-price criteria, the gross sales price without adjustment to account for any differences in tax to the seller (id. at 13). As a result, J.P. Morgan contends that any increase in the net proceeds, after tax, available to ratepayers resulting from a sale to an affiliate would not subsidize the bid of an affiliate, thereby prohibiting the undue selection of an affiliate (id. at 13). According to J.P. Morgan, this method required the affiliate to bid a higher price than it otherwise would have (id. at 13).

	J.P. Morgan states that they compiled a list of 236 potential buyers using (1) information internal to J.P. Morgan (e.g., existing client base and other entities); (2) information from WMECo; and (3) trade publications and other industry sources (Tr. 1, at 61). According to J.P. Morgan, of the 236 potential bidders contacted, 82 executed confidentiality agreements and 35 submitted round one nonbinding bids (Tr.1, at 61). J.P. Morgan states that those bidders who executed a confidentiality agreement received details concerning the auction process and the Assets (JPM-1, at 10). J.P. Morgan informed prospective bidders that they could be disqualified from the sale process if they contacted the sell team directly (id.). Once bidders executed confidentiality agreements, code names were assigned. J.P. Morgan states that the identity of a bidder was shared only with UOMA and DPUC (Tr. 1, at 86).

     According to J.P. Morgan, first round bidders were required to submit a non-binding bid that (1) identified the assets being bid;13 (2) provided financial, operating, and due diligence plans; (3) stated that existing labor agreements would be honored; and (4) listed required regulatory and board approvals (Exh. JPM-1, at 11; Exh. D.T.E. 1-16).

___________________________________
13. Bidders were instructed that they could make an offer to purchase the assets either individually or collectively (Tr. 1, at 69).


    J.P. Morgan received 35 non-binding bids from prospective buyers and evaluated the qualifications of each bidder to ensure that they would be capable of purchasing and operating the assets (Exhs. JPM-1, at 11; JPM-2, at 17). In addition to evaluating the bids on financial, operational, and other qualifications, J.P. Morgan placed particular emphasis on bids that were not contingent on significant exceptions to the selling documents, and where a plant's operational plans maximized opportunities for current employees (Exh. JPM-2, at 17).

	Of the 35 bids received, J.P. Morgan narrowed the list to 13 bidders who were invited to make binding bids in the second round of the auction (id.)14 Twelve bidders elected to participate in due diligence meetings, access the data room, and visit the site (Tr. 1, at 81). Upon completion of that process, J.P, Morgan received eight binding bids (Exhs. JPM-1, at 14; JPM-2 at 18). J.P. Morgan evaluated each bid and compared price, the portion of the assets bid, whether changes would be required to the seller's documents, and the bidder's ability to close expeditiously (id.). According to J.P. Morgan, negotiations were conducted with the three bidders that produced the greatest aggregate value for Northfield Mountain and Related Facilities (Exh. JPM-2 at 17). As a result of those negotiations, J.P. Morgan narrowed the field to two final bidders; each bidder was offered the opportunity to submit supplemental bids and was requested to allocate its bid among Northfield Mountain, Cabot and Turners Falls (id., at 21). After evaluating the supplemental bids, J.P. Morgan and UOMA selected NGC as the winning bidder (id.). J.P. Morgan states that the two bidders accepted the same PSA, therefore, the decision was based on the highest price (id.).

______________________________________
14. J. P. Morgan asserts that the sell team was not involved in the process of reviewing and selecting the indicative bids, and that the identity of the bidders was not revealed to the sell team (JPM-1, at 11).


2.	Analysis and Findings

     In evaluating WMECo's divestiture of the Assets, the Department first determines whether the sale process was equitable and structured to maximize the value of the assets being sold. In making these determinations, the Department considers whether the Company used a "competitive auction or sale" that ensured "complete, uninhibited, non-discriminatory access to all data and information by any and all interested parties seeking to participate in such auction or sale." G.L. c. 164, Section 1A(b)(2).

	The record establishes that all bidders had equal access to data, thereby facilitating due diligence inquiries. Moreover, each bidder was permitted to conduct corporate management meetings and site visits. To ensure that no inappropriate information was exchanged with plant employees during a site visit, each bidder was escorted to the facilities by an employee of J.P. Morgan and a member of the UOMA team. Finally, the entire auction process was guided by a strict code of conduct established by the DPUC.

	Based on the above evidence, the Department finds that the auction process used by WMECo to divest Northfield Mountain and the Related Facilities ensured complete, uninhibited, non-discriminatory access to all data and information by all parties seeking to participate in the auction, and therefore was equitable. The process satisfied the requirements of G.L.c. 164, Section 1A(b)(2).

	3.	Maximization of Asset Value

         a.	Description

        The auction was structured so that the proceeds from the sale of the assets would be realized by WMECo in two transactions. First, WMECO's 19 percent ownership interest in Northfield Mountain was accounted for in the same percentage applied to the total value ascribed by bidders to that plant. Second, the Related Facilities, which are owned 100 percent by WMECo, were required to be given a separate value by the bidders. WMECo ratepayers were credited with 100 percent of the market values which the bidders ascribed to these particular assets. J.P. Morgan reports that NGC allocated $54 million of its final bid of $739 million for Northfield Mountain and the Related Facilities. WMECo's share of the Northfield Mountain is reported by J.P. Morgan $130.15 million. The combination of both of these values constituted the $184 million of value that has been allocated to WMECo as a result of the auction (Exh. JPM-2 at 40). The auction results in a sales price of about
4.4 times the book value (Exh. WMEC0-1, at 7). According to WMECo, this sale price is subject to adjustment to account for, among other things, (1) inventories, (2) capital expenditures; and (3) certain expenditures incurred during the period between the date of signing the PSA and the closing date (id., at 4). According to WMECo, the estimate net proceeds before taxes is approximately $179.54 million (Exh. WMECo-3, Schedule MJM-1, at 1).

		b.	Analysis and Findings

       In evaluating WMECo's divestiture of Northfield Mountain the Related Facilities, the Department determines whether the value of the Assets was maximized. The record shows that J.P. Morgan employed several measures in the divestiture process to ensure the assets were sold at the highest price without potential affiliate abuse.

	First, a code of conduct was established in which the NUSCo buy and sell team had to strictly abide. Second, confidentiality was maintained throughout the divestiture process and therefore the bidders as well as the NUSCo buy and sell teams were uncertain of the identity of other bidders. Shielding bidder identity enhanced the competitiveness of the divestiture process, thus maximizing the value of the sale. In addition, strict bidder confidentiality contributed to ensuring that all bidders received equal treatment throughout the process.

	Third, J.P. Morgan used an indicative first round bidding state as an opportunity to select qualified bidders, who submitted non-binding bids based on initial due diligence. J.P. Morgan managed the final stage of bidding in order to produce the maximum value for ratepayers. J.P. Morgan conducted confidential discussions with the two bidders that had submitted highly competitive bids and solicited supplemental bids from each of the two bidders. Throughout the process, UOMA and J.P. Morgan evaluated the bids with the objective of selecting bids that provided the highest overall value to WMECo' customers.

	Based on the evidence above concerning the auction process and the bid selection, the Department finds that J.P. Morgan and UOMA selected the higher of the two final bids from an equitable auction process. Accordingly, the Department finds that the divestiture process used by J.P. Morgan and UOMA maximized the value of WMECo's Assets.

4.  Consistency with Company's Plan and Restructuring Act

	In evaluating WMECo's divestiture of the Assets, the department determines whether the divestiture transaction is consistent with the Company's restructuring plan and with the Restructuring Act. Because the Department has found (1) that the Company's sale process is equitable and structured to maximize value, and (2) that the value of the Company's Assets has been maximized, the Department finds that the Company's divestiture transaction is consistent with the Company's restructuring plan and consistent with the Restructuring Act.

	5.	Calculation of Net Proceeds

     The Company proposes several adjustments to the sale proceeds to derive net proceeds: (1) pre-approved capital expenditures; (2) materials and supplies inventory; (3) leased vehicles purchase costs; (4) Northfield Mountain adder, an amount to compensate the seller for the costs of achieving the water level of the upper reservoir; (5) transaction costs; and (6) post-1995 capital additions(WMECo-3, at 5). Based on its estimates of the adjustments, the Company calculates $179,546,000 in net proceeds before taxes (Exh. WMECo-3, Sch. MJM-1, at 1). The Department finds that the method the Company's calculation of net proceeds is reasonable and is therefore, approved. The Department directs WMECo to provide actual costs after the sale is completed and will review these costs in the Company's next reconciliation proceeding.

	6.	Designation of Generating Assets as Exempt Wholesale
Generators

    WMECo states that in accordance with the regulations of the Securities and Exchange Commission, assets to be sold that have previously been in rate base of a retail company cannot be sold and retain EWG status by the buyer unless the ratemaking jurisdiction approves and makes certain specified findings (Exh. DTE 1-4). Accordingly, WMECo requests that the Department make the requisite findings to designate Northfield Mountain and the Related
Facilities as eligible to be EWGs pursuant to 15 U.S.C.   79z-5a (id.). 15

___________________________________________
15. 15 U.S.C. Section 79z-5a(a)(1) defines an EWG to be "exclusively in the business of owning, operating, or both owning and operating all or part of one or more eligible facilities and selling electric energy at wholesale." Further, an eligible facility is a facility used for the "generation of electric energy exclusively for sale at wholesale." 15 U.S.C. Section 79z-5a(2)(A). 15 U.S.C. Section 79z-5a(2)(c) requires specific state determinations before a facility that was already under construction or operating on the date of enactment of these provisions may become an eligible facility.


	In accordance with 15 U.S.C. Section 79z-5a(c), for an asset to be considered an "eligible facility," the Department must find that the divestiture of the assets would: (1) benefit customers, (2) be in the public interest, and (3)not violate state law.

	WMECo states without EWG status, few entities would have been willing to bid for the Assets, and the purchase price realized by WMECo would have been greatly reduced (id.). WMECo further states that by obtaining the highest competitive price for the facilities, the Company has maximized mitigation of its transition costs (id.). WMECo also claims that the entry of NGC into the generation market will advance the goal of competition contemplated by the Restructuring Act (id.).

	Based on the evidence that the expectation of eligible status underlies the purchase price of the facilities and that the price mitigates transition costs paid by ratepayers, the Department finds that the designation of the requested facilities as eligible facilities will benefit consumers. In addition to benefitting ratepayers, the record indicates that a designation of the assets as EWGs would contribute to the development of the competitive wholesale generation market. The Department finds that the development of the competitive wholesale generation market is in the public interest.
Finally, the Department notes that competing wholesale generators, including EWGs, will be an integral part of the competitive generation industry that the Restructuring Act was designed to enable. Thus, the Department finds that the divestiture does not violate state law, but rather, furthers the objectives of the state law. Accordingly, for the above reasons, the Department approves Northfield Mountain and the Related Facilities as eligible for EWG status.

IV.	ORDER

    Accordingly, after due notice, hearing and consideration, it is hereby

    ORDERED: That the Asset Divestiture involving the sale by Western Massachusetts Electric Company of Northfield Mountain, Cabot, and Turners Falls to Northeast Generation Company, as embodied in the Purchase and Sale Agreement and other related documents, is approved; and it is

	FURTHER ORDERED: That Western Massachusetts Electric Company's calculation of net proceeds is approved; and it is

	FURTHER ORDERED: That Northfield Mountain, Cabot and Turners Falls are eligible for exempt wholesale generator status before FERC; and it is

	FURTHER ORDERED: That Western Massachusetts Electric Company comply with all orders and directives contained herein.

						By Order of the Department


						____________________________
						James Connelly, Commissioner


						____________________________
						W. Robert Keating, Commissioner


						____________________________
						Paul B. Vasington, Commissioner
A true copy
	Attest:					____________________________
						Eugene J. Sullivan, Jr., Commissioner


Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).